Filed Pursuant to Rule 433
Registration Statement Nos. 333-160987, 333-160987-01, 333-160987-02, 333-160987-03,
333-160987-04, 333-160987-05, 333-160987-06, 333-160987-07 and 333-160987-08

NextEra Energy, Inc.
Media Line: (305) 552-3888
May 8, 2012

FOR IMMEDIATE RELEASE

NextEra Energy Capital Holdings Announces Dates for Remarketing of its Series C Debentures due June 1, 2014

JUNO BEACH, Fla. - NextEra Energy Capital Holdings, Inc. today announced that it will conduct a remarketing of its Series C Debentures due June 1, 2014 (the “Debentures”) (CUSIP No. 302570BF2), which are currently outstanding in the aggregate principal amount of $350 million, on May 16, 2012 (and, if necessary, on the following two business days).  The Debentures were originally issued as part of NextEra Energy, Inc.’s Corporate Units (CUSIP No. 65339F309) on May 26, 2009 (the “Corporate Units”) in conjunction with a Purchase Contract Agreement, dated as of May 1, 2009 (the “Purchase Contract Agreement”).  The Debentures are guaranteed by NextEra Energy Capital Holdings’ parent company, NextEra Energy, Inc.

If the remarketing is successful, the interest rate on the Debentures will be reset to a rate that will enable the Debentures to be remarketed at a price equal to the sum of the Remarketing Treasury Portfolio Purchase Price, the Separate Debentures Purchase Price and the Remarketing Fee (all terms as defined in the Purchase Contract Agreement).  The reset rate and the subsequent interest payment dates will be established on the date of the successful remarketing and become effective on the third business day following the date of the successful remarketing. The Remarketing Fee will be up to 0.25% of the sum of the Remarketing Treasury Portfolio Purchase Price and the Separate Debentures Purchase Price.

Upon a successful remarketing, the proceeds of the remarketing of the Debentures that were components of the Corporate Units will be used to purchase a portfolio of U.S. Treasury securities (or principal or interest strips thereof), which will be substituted for the Debentures and pledged to secure the Corporate Units holders’ obligation to purchase NextEra Energy common stock on June 1, 2012 pursuant to the Purchase Contract Agreement.  The proceeds from the remarketing of any Debentures that are not a component of Corporate Units and whose holders elect to include some or all of those Debentures in the remarketing will be paid to such holders.

Credit Suisse Securities (USA) LLC is the remarketing agent.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement to be filed with the SEC and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents when available for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or the remarketing agent will arrange to send you the prospectus and the related prospectus supplement if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 842-7860.

NextEra Energy, Inc.
NextEra Energy, Inc. (NYSE: NEE) is a leading clean energy company with revenues of more than $15.3 billion, more than 41,000 megawatts of generating capacity, and approximately 15,000 employees in 24 states and Canada as of year-end 2011. Headquartered in Juno Beach, Fla., NextEra Energy’s principal subsidiaries are Florida Power & Light Company, which serves approximately 4.6 million customer accounts in Florida and is one of the largest rate-regulated electric utilities in the country, and NextEra Energy Resources, LLC, which together with affiliated entities is the largest generator in the United States of renewable energy from the wind and sun. Through its subsidiaries, NextEra Energy operates the third largest number of commercial nuclear power units in the United States. For more information about NextEra Energy companies, visit these websites: www.NextEraEnergy.com, www.FPL.com, www.NextEraEnergyResources.com.

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